SIMPSON THACHER & BARTLETT
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

March 14, 2013

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Reid Hooper, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xueda Education Group Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Mr. Hooper, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group (the “Company”), we hereby acknowledge the receipt by the Company of the letter from the staff (the “Staff”) of  the Securities and Exchange Commission dated March 7, 2013, informing the Company of the completion of the Staff’s review of the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”).  On behalf of the Company, we wish to thank you and the other members of the Staff.

Leiming Chen Philip M.J. Culhane Daniel Fertig Celia Lam Chris Lin Sinead O’Shea Jin Hyuk Park Kathryn King Sudol Christopher Wong Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

The Company expects to file its annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) in the week of April 1, 2013.  The Company confirms that the 2012 Form 20-F will reflect the changes it proposes to make in response to the Staff’s comments on the 2011 Form 20-F.  The Company also confirms that it understands its obligation to disclose to the public material information about the Company on a timely basis.

Should you have any questions, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 2514-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:	Xin Jin, Chief Executive Officer and Director
Christine Lu-Wong, Chief Financial Officer
Xueda Education Group

Kevin Zhang
Simpson Thacher & Bartlett